Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2356 www.smith-nephew.com

VIA EDGAR SUBMISSION AND FACSIMILIE (+1 202 772 9218)

Ms Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

9 November 2006

Dear Ms Tillan

Smith & Nephew plc,

Form 20-F for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No. 001-14978

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated 25 September 2006 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”). The “Group” refers to the Company and its consolidated subsidiaries.

Set forth below are the responses to the Staff’s comments numbered 1 through 31, as set forth in the Comment Letter.

Financial Summary, Page 2

Presentation, Page 2

1.	We note that you present “attributable profit before restructuring and rationalization expenses, the fair value of hedge of anticipated sale proceeds of joint venture, macrotextured claim, related taxation relief thereon and amortization of acquisition intangibles” and “adjusted basic earnings per ordinary share”. You also present these and other non-GAAP measures in your Operating and Financial Review, Liquidity and Prospects and Selected Financial Data. Tell us whether you believe that these measures are required or permitted by IFRS as adopted by the European Union and, if so, provide the literature on which you are have relied.

The Group considers that IFRS expressly permits the “Adjusted basic earnings per ordinary share” (‘EPSA’) measure and that “Attributable profit for the year before the restructuring and rationalisation expenses, the fair value of hedge of anticipated sale proceeds of joint venture, macrotextured claim, related taxation relief thereon and amortisation of acquisition intangibles”, more simply termed “Adjusted attributable profit” is therefore required as the numerator for the EPSA measure.

We consider that IAS 33, paragraph 73 expressly permits the Group to present earnings per share measures using an alternative component of the Income Statement to that detailed in the standard: “If an entity discloses, in addition to basic and diluted earnings per share, amounts per share using a reported component of the income statement other than one required by this Standard,

a)	such amounts shall be calculated using the weighted average number of ordinary shares determined in accordance with this Standard.

b)	Basic and diluted amounts per share relating to such a component shall be disclosed with equal prominence and presented in the notes to the financial statements.

c)	An entity shall indicate the basis on which the numerator(s) is (are) determined, including whether amounts per share are before tax or after tax.

d)	If a component of the income statement is used that is not reported as a line item in the income statement, a reconciliation shall be provided between the component used and a line item that is reported in the income statement.”

(IAS 33, paragraph 73; amended to include lettering)

The Group considers that EPSA is calculated and disclosed in accordance with the above requirements a) to c) and presents a numerical reconciliation from “Adjusted attributable profit” to “Attributable profit”, the closest line item reported in the income statement, in Note 12 of the Notes to the Group Accounts (page 89) to meet the requirement of d) above.

The Group presents these GAAP measures and certain non-GAAP measures in its Operating and Financial Review, Liquidity and Prospects and Selected Financial Data where it considers these to be key performance indicators necessary for an understanding of its financial performance. From 2006 onwards these will form part of the Directors’ Report prepared in accordance with the UK Companies Act 1985 (‘CA85’) that is required to contain “a fair review of the business of the company” (CA85, s234ZZB(1)(a)). This “fair review” requires “to the extent necessary for an understanding of the development, performance or position of the business of the company…[include]…(a) analysis using financial key performance indicators” (CA85, s234ZZB(3)). The Group considers that these measures are not prohibited by the requirements in Item 10(e) because they are required to be disclosed by local regulation.

2.	Otherwise, it would appear that these measures such as “attributable profit before restructuring and rationalization expenses, the fair value of hedge of anticipated sale proceeds of joint venture, macrotextured claim, related taxation relief thereon and amoratization of acquisition intangibles” and “adjusted basic earnings per ordinary share” represent non-GAAP measures. Further, we note that the measures eliminate certain recurring items.

Tell us how you concluded that these measures are consistent with the guidance provided in Item 10(e) of Regulation S-K.

In light of the staff’s guidance provided in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, please demonstrate to us the usefulness of these measures. In your response, please also address the following:

a)	The manner in which management uses the non-GAAP measures to conduct or evaluate its business;

b)	The economic substance behind management’s decision to use such measures;

c)	The material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

d)	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

e)	The substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

As detailed in the response to comment 1 the Group believes that the “Adjusted basic earnings per ordinary share” and “Adjusted attributable profit” measures represent financial measures that are not covered by the disclosure requirements of Item 10(e) of Regulation S-K. However, the Group considers the disclosures referred to in the response to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (‘FAQ’) are useful to the readers of the Annual Report and will address this in future filings:

The Group considers that points a), b) and e) of the FAQ are addressed by the first paragraph under the heading “Presentation” on page 2 of the Annual Report; in future filings the first paragraph will be amended to read:

“Smith & Nephew believes that the reporting of profit and earnings before items which may affect comparability, using the measures of EPSA and adjusted attributable profit, provides additional information on underlying returns and trends to shareholders. Such items arise from events or transactions that fall within the ordinary activities of the

Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments. Such items principally comprise restructuring, rationalisation and acquisition related expenses, the macrotextured claim, net profit on disposal of an associated undertaking and taxation thereon and amortisation of acquisition intangibles. The Group’s internal financial reporting focuses primarily on profit and earnings before these items and these are the key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans. Specifically, the Group uses EPSA as a principal determinant in the remuneration of other than basic salaries of executive directors, Group Executive Committee (‘GEC’) members and employee bonuses.”

The Group will address points c) and d) of the FAQ in future filings by including the following additional information:

“Adjusted attributable profit and EPSA do not include all the items typically included in attributable profit. Management compensates for any limitations of this measure by additionally considering the related measures that do include such items, particularly attributable profit and basic earnings per share.”

3.	Notwithstanding the previous comment, consistent with Item 10(e)(1)(i) of Regulation S-K, in future filings that include non-GAAP measures, please revise to provide the following:

•	Present the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) with equal or greater prominence;

•	Include a reconciliation of the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure or measures, which both identifies and quantifies each reconciling adjustment included in the non-GAAP measure;

•	Explain why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	Disclose the additional purposes, if any, for which the management uses the non-GAAP financial measure.

This comment applies to every non-GAAP measure you present, including percentages, shares and per share amounts. Refer also to Release FR-65 and Questions 28 through 32 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Further to the comment raised by the Staff, the Group has reviewed the non-GAAP measures presented in the Annual Report. The Group has addressed the Staff’s comment for each measure elsewhere in this letter and we therefore cross-refer to the comments where these are set out: the Group’s underlying growth in revenue (addressed in the response to comment 5 below), Trading cashflow (addressed in the response to comment 8 below) and Operating cash flow (addressed in the response to comment 8 below).

As addressed in the Group’s response to comment 21 the Group does not believe that net debt is a non-GAAP measure.

The Group would be very grateful if the Staff could advise if they believe there are any other specific instances of non-GAAP measures which they believe may not satisfy the disclosure requirements of Item 10(e) of Regulation S-K.

Operating and Financial Review, Liquidity and Prospects, page 27

4.	We note that your financial statements reflect the use of exceptions allowed and required by IFRS 1, such as the exception required by paragraph 34B with respect to IFRS 5. In future filings, please provide the disclosures required by Instruction 4 to Item 5 of Form 20-F. Please also refer to Questions 11 and 12 of Appendix B to the May 17, 2005 Highlights of the AICPA International Practices Task Force meeting.

The Group considers that all the applicable exemptions (Business Combinations, Employee Benefits, Cumulative Translation Differences, Share Based Payment Transactions) have been disclosed in accordance with Instruction 4 to Item 5 of Form 20-F in Note 51 of the Notes to the Group Accounts. With specific reference to the exception required by paragraph 34B with respect to IFRS 5, the Group has disclosed that the standard “has been applied with effect from 1 January 2005” in Note 2 to the Group Accounts on page 77.

The Group will continue to present a Note to the Group Accounts in future filings to disclose the exceptions adopted on the transition to IFRS and will provide a cross reference to this Note in the Operating and Financial Review section of the 20-F. In addition the Group will include an additional paragraph with respect to IFRS 5 in that Note in order to keep all related information together.

The Group considers that it has taken elective exceptions under IFRS for business combinations and cumulative translation differences. In future filings the Group will include the following qualitative disclosure of the impact of taking these elective exceptions:

“Goodwill and intangible assets could be different as a result of the election not to restate business combinations that occurred before the date of transition to IFRS. Had prior business combinations been restated, goodwill arising from transactions occurring prior to 31 December 1998 would be reinstated to the Balance Sheet from Reserves, increasing the balance, and goodwill arising from transactions from 1 January 1999 to 31

December 2002 would be reduced as significant amounts would be reclassified as separately identified intangible assets which would in turn be subject to amortisation. The goodwill recognised on transactions from 1 January 1999 to 31 December 2002 would be increased by the reversal of amortisation of goodwill charged during that period.”

“Full retrospective presentation of cumulative translation differences would either increase or decrease “Other reserves” depending on historic exchange rate fluctuations with the corresponding movement taken to “Accumulated profits”. Gains or losses on the disposals of foreign operations in the future would be different as a result of the different amount of recycled cumulative translation differences.”

Business Overview, page 28

5.	We note that in Note 3 (c) to your financial statements, you present a segment revenue performance measure called “underlying growth in revenue” which is derived by excluding the impact of unbudgeted foreign currency movements as well as the impact of current-year acquisitions on segment reviews. We also note that consistent with Item 303 of Regulation S-K you have elected to provide a discussion of segment performance. However, we note that you also present and discuss “underlying growth in revenue” on a consolidated basis outside of the Business Segment Analysis sections of MD&A. In future filings, if, as you indicate, the measures are used by management to evaluate segment performance, then please revise to address the following:

•	Limit your discussion of these segment measures to the Business Segment Analysis sections of MD&A;

•	Consistent with Financial Reporting Codification Section 501.01.a, footnote 28, as added by Commission Release 33-7620, include a complete discussion of the reconciling items that apply to the particular segment being discussed;

•	Describe clearly how you calculate the amount of the impact of current-year acquisitions on segment revenues and disclose whether the amounts are derived from your financial statements presented in accordance with IFRS as adopted by the European Union;

•	Revise all reconciliations of the measures to your GAAP amounts to clearly describe the amounts being excluded. In particular, given the specific meaning assigned in GAAP to the term “foreign currency translation effect” please replace that term with a clear description of the amounts being excluded and how you derive the amount.

Please see the response to Comment 6 below.

6.	Otherwise, please clearly identify “underlying growth in revenue on a consolidated basis” as a non-GAAP performance measure and comply fully with the requirements of Item 10(e) of Regulation S-K already outlined in comment 3 above. When discussing the additional purposes for using the measure, please address why, in light of your stated objectives for using the measure, you selected to use a constant foreign exchange rate for the period, i.e. – the management rate, instead of excluding the actual impact of foreign exchange rate movements reflected in your GAAP financial statements.

We have responded to comments 5 and 6 together.

We believe that the Group’s underlying growth (i.e. underlying growth in revenue on a consolidated basis) is a non-GAAP performance measure and will make this clearer in future filings. We will also amend the wording in Note 3(c) on page 83 to say “Group management reviews and monitors Group and business unit performance by use of key performance indicators….”

Given that the Group’s underlying growth is a non-GAAP performance measure we consider we comply with the requirements of Item 10(e) of Regulation S-K relating to this as:

•	we present the most directly comparable GAAP measure “actual total revenue growth”, with equal prominence e.g. as disclosed under “Fiscal 2005 Compared with Fiscal 2004 – Revenue” on page 33;

•	we reconcile the two measures by identifying and quantifying each reconciling adjustment in the non-GAAP measures on page 29 and discuss this under the total Group revenue disclosed under “Fiscal 2005 Compared with Fiscal 2004 – Revenue” on page 33; and

•	we disclose why management believes it is useful information to investors and what other purposes management uses it for on page 2, page 28 and page 83.

As we consider the Group’s underlying growth (in addition to that on a segment basis) to be an important performance measure and key performance indicator used by management, we believe it is appropriate to discuss this measure in places other than the Business Segment Analysis section of the MD&A.

Both reconciling items (i.e. the Foreign Currency Translation Effect and Acquisitions Effect) in the reconciliations of the measures to our GAAP measures are described on page 83 and their effects referred to in the Business Segment Analysis section of the MD&A e.g. in the first paragraph under “Business Segment Analysis, Orthopaedics, Revenue” on page 35.

Revenues as a result of an acquisition are tracked as separable revenue streams in the Group’s management reporting system in the year of the business combination and the first full year thereafter. The “Acquisitions Effect” is the effect of adjusting this revenue and is quantified in Note 3(c) of the financial statements. The identification of the acquisitions effect is, therefore, objectively determinable.

The Group believes that it is helpful to also adjust for the impact of all year-on-year foreign exchange translation movements in the calculation of underlying revenue growth – this is termed the “Foreign Currency Translation Effect”. The term “Foreign Currency

Translation Effect” does not represent unbudgeted foreign exchange movements. We would like to continue to use this term in future filings as we believe that it best describes the nature of the adjustment.

In order to comply with SFAS131 an explanation of how MR is determined and a brief description of how underlying growth is calculated is set out on page 83. Underlying growth is calculated as the growth in revenue from translating both the current and the prior year’s revenue (excluding any new revenue as a result of acquisitions) at the same exchange rate (i.e. MR). The Group believes that setting the prior year’s closing exchange rate as the MR to derive the “Foreign Currency Translation Effect” has the effect, in practice, of removing the actual impact of foreign exchange rate movements reflected in the IFRS financial statements since it gives the same results as if the Group had set last year’s average rate as the MR to translate the current year results.

7.	In this regard, we also note that you do not discuss and quantify the impact of the actual foreign exchange movements on your results of operations as reflected in your financial statements. In future filings, please revise the discussion in Operating and Financial Review and Prospects under Item 5 of Form 20-F to focus on the financial statements presented in accordance with IFRS as adopted by the European Union.

As described in the response to comments 5 and 6 above, we believe that we have to some extent discussed the impact of actual foreign exchange movements. We discuss the year-on-year foreign exchange translation movements on segments in the Business Segment Analysis section of the MD&A when we talk about currency translation movements e.g. in the second paragraph under “Business Segment Analysis, Orthopaedics, Revenue” on page 35.

Other than the effect on cost of goods sold (as detailed in “Fiscal 2005 Compared with Fiscal 2004 – Cost of goods sold” on page 33) the Group believes that its results have little exposure to transactional exchange movements. A discussion of the impact of foreign exchange transactional and translational movements on the results of the Group is given on page 30.

However, given the Staff’s comment, we will include a paragraph that discusses and quantifies both transactional and translational foreign exchange movements on a Group basis (i.e. that focuses on the financial statements presented in accordance with IFRS) in future filings. This paragraph will be shown under “Fiscal 2005 Compared with Fiscal 2004”.

Operating Cash Flow, page 43

8.	On page 44 you present two non-GAAP liquidity measures called “operating cash flow” and “trading cash flow”. Please revise future filings to address the following:

•	Prominently present the amounts for your three major categories from the statement of cash flows whenever you present a non-GAAP liquidity measure. Refer to

Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance, dated June 13, 2003 and Item 10(e)(1)(i) of Regulation S-K.

•	Revise all titles or descriptions for your non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for IFRS as issued by the International Accounting Standards Board, IFRS as adopted by the European Union, or U.S. GAAP.

•	When you disclose non-GAAP financial measures, please ensure that the presentation for each measure complies with and includes all of the disclosures required by Item 10(e) of Regulation S-K.

The Group notes the comments of the Staff and the response to Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 (‘FAQ’) and will present in future filings the GAAP cash flows from investing and financing activities and the net increase in cash and cash equivalents in the table on page 44 beneath the Group’s re-classification of cash flows to present “Trading cash flow” as follows:

	2005	2004	2003
		(£million)
Trading cash flow	173	146	171
Add: capital expenditure (including trade investments and net of disposal of property, plant and equipment)	110	101	72
Less:
Special pension fund contributions	(49)	—	—
Restructuring, rationalisation, acquisition integration and divestment costs	(4)	(2)	(10)
Macrotextured knee revisions unreimbursed by insurers	(26)	(17)	—
Centrepulse transaction costs	—	—	(17)

Cash generated from operations	204	228	216
Net interest received	5	4	(5)
Income taxes paid	(62)	(38)	(52)

Net cash inflow from operating activities	147	194	159
Cash flows from investing activities	(110)	(122)	(17)
Cash flows from financing activities	(22)	(64)	(138)

Net increase in cash and cash equivalents	15	8	4

The term “Operating cash flow” in the table on page 44 is the description of a sub-total, not a non-GAAP measure discussed in the MD&A. The Group accepts that this term could be confused with the GAAP measure “Cash generated from operations” and will remove this subtotal from future filings.

The Group does not consider “Trading cash flow” to be a non-GAAP measure prohibited by Item 10(e) of Regulation S-K as we believe that the measure is an important key performance indicator as discussed in our response to comment 9 below. However, the Group considers that the disclosures required by Item 10(e) of Regulation S-K for non-GAAP liquidity measures are useful to the readers of the Annual Report and discloses these, together with those based on the requirements of the responses a), b) and e) to Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (‘FAQ’) on pages 43 and 44. In future filings we will expand these disclosures to give further details of the ways in which management uses this measure, as outlined in the response to comment 9.

Given the Staff’s comment we will also give further detail to address responses c) and d), as well as the requirements of Question 13 of the FAQ in future filings by including the following:

“Trading cash flow does not include all the items typically included in cash generated from operating activities. Management compensates for the limitations of this measure by additionally considering the line item cash generated from operating activities which does include such items and which is reconciled in the table above/below.”

9.	We note that Item 10(e) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). The adjustments you make when calculating trading cash flow appear to represent prohibited charges or liabilities. Please tell us how the current presentation complies with Item 10(c) of Regulation S-K, or revise future filings to comply with that guidance.

We believe that trading cash flow is a key performance indicator of the Group and, therefore, as discussed in the response to comment 1, the Group considers that such disclosures are required by local regulation and should be permitted under Item 10(e)(5) of Regulation S-K.

The “trading cash flow” measure is provided as supplemental information, in addition to the required liquidity discussion, so as to give an indicator of cash flow generation from trading. The Group believes this measure is important to our communications with shareholders for the following reasons:

•	The Group and the businesses senior management use the measure in the monitoring and control of the cash generating performance of the Group and its businesses.

•	As such, it is an important constituent of our budgets and long term financial planning as well as monthly reporting of performance.

•	We think it is important that shareholders should be aware of and understand the key performance indicators used internally by management and that we communicate Group performance using the same indicators internally and externally.

•	The indicator is used in the Group’s financial presentations to the investment community.

•	This measure provides a comparison of year on year cash generation from trading.

The Group produces a combined Form 20-F and Annual Report to shareholders since management believes that it is important to provide the same information to all shareholders.

10.	On page 43 you disclose that your measure of “trading cash flow” provides a consistent year on year comparison of operating cash flows. Please refer to Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance, dated June 13, 2003 and Item 10(e)(1)(i) of Regulation S-K and revise your future filings to address the following:

•	Avoid inappropriate or potentially misleading inferences about the usefulness of non-GAAP measures

•	Disclose all material limitations of the measure

•	Ensure that non-GAAP measures are not used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.

The Group considers that the responses to comments 8 and 9 address the Staff’s comment.

Contractual Obligations, page 46

11.	In future filings, please revise your tabular disclosure of contractual obligations to include all of the obligations of the company that fall within the specified categories, including other long-term liabilities reflected on your balance sheet under IFRS as adopted by the European Union. Please refer to Part I, Item 5.F of Form 20-F.

The Group has included all non-current liabilities that are considered to be contractual in the contractual obligations table on page 46. The Group did not consider its retirement benefit obligation to be contractual but gave additional disclosure in the note beneath the table as it is clearly a long-term financial commitment. In future filings we will include this obligation in the table, to the extent that future payments are known or reasonably estimable, and include a footnote to the table to explain how we have treated such obligations.

Provisions and deferred tax liabilities that are not considered contractual are excluded from the table. Again, we will include a footnote to the table to explain that provisions are not included to the extent that they do not represent contractual obligations.

Accountability, Audit and Internal Control Framework, page 54

Disclosures Committee and Evaluation of Disclosure Controls and Procedures, page 54

12.	We note your disclosure that your “Chief Executive and Finance Director concluded that the disclosure controls and procedures were effective, to ensure that information required to be disclosed in the reports which the Group files and submits under the Exchange Act in the US is recorded, processed, summarized and reported as and when required”. The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We agree to remove the language that is currently included after the word “effective” in future filings.

Accounts, page 68

Group Income Statement, page 72

13.	We note that you present on the face of your group income statement a measure called “Trading profit” which includes revenue, cost of goods sold, selling, general and administrative expenses, and research and development expenses and excludes restructuring and rationalization expenses, acquisition related expenses, macrotextured claim expenses, and amortization of acquisition intangibles. However, from the table included in Note 4, we note that certain amounts included in restructuring and rationalization expenses relate to the cost of goods sold.

•	Tell us your reasons for concluding that it is appropriate to understate costs of goods sold on the face of the group income statement.

•	Tell us the purpose and usefulness of presenting the measure called “trading profit”

•	Tell us how your presentation complies with paragraphs 83 – 84 and BC 13 of IAS 1 as well as Question 28 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance and dated June 13, 2003.

The Group presents “cost of goods sold” in Note 4 of the Notes to the Group Accounts as part of an analysis of expenses by function as required by IAS 1, paragraph 88: “An entity shall present an analysis of expenses using a classification based on either the nature of expenses or their function within the entity, whichever provides information that is reliable and more relevant”.

The Group separately discloses specific line items on the face of the income statement that are otherwise included in “cost of goods sold” in note 4. This presentation is in accordance with IAS 1, paragraph 83 which states “Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.” IAS 1, paragraph 87 specifically gives examples of “Circumstances that would give rise to the separate disclosure of items of income and expense include:… …(b) restructurings of the activities of an entity and reversals of any provisions for the costs of restructurings; … …(f) litigation settlements”.

In light of the Staff’s comments, the Group accepts that the presentation of the “Cost of goods sold” line on the face of the income statement and in Note 4 of the Notes to the Group Accounts with different amounts could be confusing to users of the accounts. The Group therefore proposes to remove the lines “Cost of goods sold”, “Selling, general and administrative expenses” and “Research and development expenses” from the face of the income statement. As a result, the presentation of the income statement will start with revenue and follow with Trading Profit as the next line.

The Group considers that those items presented between “Trading Profit” and “Operating Profit” are, or may become, significant and affect year on year comparability of trading results. The Group believes that separately highlighting this information, as permitted by paragraph 84 of IAS 1, is helpful to readers and enables trading margins and other ratios of the Group to be better understood, taking account of items that are material and by their nature or amount should be disclosed and considered separately. Furthermore, as the totals presented as “operating profit” includes all items that would normally be deducted in arriving at such a subtotal, the Group does not believe that we have contravened the requirements of BC13.

The Group considers, in light of Question 28 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, that “Trading Profit” is expressly permitted by IFRS as it represents a subtotal relevant to the understanding of the entity’s financial performance as described above.

Group Cash Flow Statement, page 74

14.	We note you use the indirect method of determining cash flows from operating activities within your cash flow statement and that you begin with operating profit rather than with your profit before taxes or attributable profit. Please tell us how your presentation complies with paragraph 18(b) of IAS 7 which indicates that you should begin with your profit or loss.

Paragraph 20 of IAS 7 requires that “Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss…” and also notes that “Alternatively, the net cash flow from operating activities may be presented by showing the revenue and expenses disclosed in the income statement and the changes during the period in inventories and operating receivables and payables.” Whilst the term “profit or loss” is given as a line item in the income statement after tax expense in IAS 1, paragraph 81(f), we do not believe that IAS 7 should be read as requiring that the presented reconciliation between profit or loss and operating cash flows must begin with profit or loss after tax. Appendix A to IAS 7 supports this view by presenting a reconciliation from profit before tax rather than from profit after tax.

The Group considers that a reconciliation from “Operating profit”, a term derived from the income statement, is the most appropriate measure of profit or loss from which to reconcile to net cash inflow from operating activities.

Note 1. General Information, page 76

- Presentation of Financial Information, page 76

15.	We note that you have prepared your accounts from January 1, 2005 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. We further note on page 143 that you state that IFRS 1 requires an entity to comply with each IFRS effective at the reporting date. Please confirm that you prepared your financial statements in accordance with IFRS as adopted by the European Union at December 31, 2005, which is your reporting date and include similar disclosure in future filings. Refer to paragraph 7 of IFRS 1 and SEC Release No. 33-8567.

We confirm we have prepared the accounts in accordance with IFRS as adopted by the European Union at 31 December 2005.

We confirm we will change the wording to “The Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”) effective as at 31 December 2006” in future filings.

16.	Further to the above, you state that there would be no difference in your Group accounts for the years presented had you applied International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Please confirm to us that you are referring to IFRS as issued by the IASB as of December 31, 2005 and include similar disclosure in future filings.

We confirm we are referring to IFRS as issued by the IASB as of 31 December 2005.

In future filings the Group will disclose that its accounts are prepared in accordance with IFRS as adopted by the European Union, as discussed in our response to comment 15.

17.	We note that you state that IFRS as adopted by the European Union differs in certain respects from IFRS as issued by the IASB and that your financial statements for the reporting period presented would not have been different if the company applied IFRS as issued by the IASB. We further note that the European Union adopted a regulation endorsing IAS 39 with the exception of certain provisions on the use of their full fair value option and on hedge accounting. Please explain to us how you considered the impact on your financial statements in applying EU IFRS 39 as compared to IAS 39. Refer to the guidance in SEC Release No 33-8567.

The Group reviewed IAS 39 as adopted by the EU (“EU IAS39”) and IAS39 as issued by the IASB (“IASB IAS39”) and concluded that the only differences related to portfolio hedge accounting and the option of measuring certain not held-for-trading financial instruments at fair value through the Income Statement.

As the Group does not apply portfolio hedging or use the option of measuring not held-for-trading financial instruments at fair value through the Income Statement, we determined that our accounts would not have been different if we had applied IASB IAS39 as opposed to EU IAS 39.

We disclosed that “the Group accounts for the years presented would be no different had the Group applied IFRSs as issued by the IASB” on Page 76 and believe that this statement enables us to meet the requirements of Section G of the General Instructions to the Form 20-F.

Note 2. Accounting Policies, page 76

18.	Please revise future filings to include a clear description of your accounting policies and methods adopted for each type of financial liability, including the criteria for recognition and the basis of measurement applied. See paragraphs 21 of IFRS 7 and 108 of IAS 1.

Measurement bases used in preparing the financial statements and the other policies relevant to an understanding of the accounts referred to in IAS1 paragraph 108 are detailed in the individual accounting policies disclosed on pages 76 to 80. However, given the Staff’s comment we will include the following disclosure in future filings:

“Recognition—Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument. Regular way purchases and sales of financial assets are recognised on a trade date basis.

Borrowings—The Group carries borrowings in the Balance Sheet at amortised cost.”

We set out in Note 38 - New IFRS Accounting Standards, page 121, that the Group will not adopt IFRS7 until the financial year commencing 1 January 2007 (as allowed by IFRS 7 paragraph 43).

Note 3(c). Business and Geographical Segmental Analysis – Information Required under US GAAP, page 83

19.	We note that in addition to the revenue by reportable segment information required by SFAS 131 you also present revenue by geographic market using the management rate or MR for the year. This disclosure does not appear to comply with paragraph 38 of SFAS 131, which requires you to disclose the required geographic information based on revenues from external customers presented in accordance with the basis of accounting used in your financial statements – i.e., IFRS as adopted by the European Union.

•	Please revise future filings to comply or tell us why the presentation is appropriate.

•	In addition, as the amounts appear to be non-GAAP measures , please tell us how you have complied with Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits presentation of non-GAAP financial information on the face of, or in the notes to, your financial statements.

•	We may have further comments.

We believe that the required geographic information disclosures in compliance with paragraph 38 of SFAS131 are given under Note 3(b) of the Notes to the Group Accounts on pages 82 and 83.

We disclosed revenue by geographic market using MR for the year in Note 3(c) as, pursuant to SFAS131, we believed we needed to disclose the information reviewed by the chief operating decision maker. However, given the Staff’s comment we will remove this disclosure, and the references to it on page 29, in future filings.

20.	You present a segment revenue performance measure called “underlying growth in revenue” which is derived by excluding the impact of unbudgeted foreign currency movements as well as the current year impact of acquisitions on segment revenues. In future filings, please revise this note to also disclose the average assets for each segment in each period so that an investor may independently perform the calculation of that measure as described on page 83.

As detailed on page 83, underlying revenue growth is derived by excluding year-on-year currency translation movements and the year-on-year impact of acquisitions on segment revenues.

In future filings we will expand this disclosure to present a fuller explanation of how the segment measures are calculated, similar to that set out in response to comment 6 above.

Note 12. Earnings per Ordinary Share, page 89

21.	We note your presentation of certain financial measures here and throughout the financial statements including, but not limited to, Adjusted attributed profit, Adjusted basic and diluted earnings per share, Operating/trading cash flow; and Net debt. Please address the following:

•	Refer to paragraphs 83 – 84 and BC 13 of IAS 1 and tell us the purpose and usefulness of these financial measures.

•	Tell us how your presentation complies with Question 28 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance, dated June 13, 2003.

The Group considers that the responses to comments 1, 8, 9 and 13 above cover the comment raised by the Staff.

The Group considers that the term “Net debt” is not a non-GAAP financial measure for the purposes of Item 10(e) of Regulation S-K as it is not presented as an alternative measure of financial performance, financial position or cash flows. The measure is included in the Group’s loan covenants and is therefore considered important for management and users of the annual accounts. This term is widely used in the UK and was previously required by UK GAAP (UK Financial Reporting Standard 1: Cash flow statements (revised 1996)) from where the definition used is taken: “The borrowings of the reporting entity (comprising capital instruments classified as liabilities in accordance with FRS 25 ‘(IAS 32) Financial Instruments: Disclosure and Presentation’, together with related derivatives, and obligations under finance leases) less cash and liquid resources.”

Note 16. Held for Sale – Investment in Joint Venture (BSN Medical), page 92

22.	We note that you own 50% of BSN Medical. Please tell us why you ceased to account for this joint venture under the equity method of accounting from October 1, 2005 following the announcement of the intention to sell your interest. Within your discussion, please cite the accounting literature relied upon under IFRS as adopted by the European Union.

IFRS 5 paragraphs 7 and 8 require classification of a non-current asset as “held for sale” where its sale is 1) highly probable; 2) the appropriate level of management are committed to the plan; and 3) the asset is available for sale in its present condition and a buyer is being actively sought.

An investment is excluded from equity method accounting when it is classified as “held for sale” (IAS 31, paragraph 2a). From this point forward it is accounted for in accordance with IFRS 5 (IAS 31, paragraph 42). Under the heading “Exceptions to proportionate consolidation and equity method” paragraph 42 states: “Interests in jointly controlled entities that are classified as held for sale in accordance with IFRS 5 shall be accounted for in accordance with that IFRS”.

The Group announced its intention to pursue a sale of BSN Medical in August 2005. At this time the level of interest was not known so the highly probable condition was not met. By 1 October 2005, an information memorandum had been distributed to potential purchasers and as management were confident a sale would arise the highly probable condition was considered to have been met and hence the BSN Medical investment was classified as “held for sale” at that date.

Note 21. Financial Instruments, page 97

23.	Please refer to IAS 39 and revise the disclosure on page 97 in your future filings to address the following:

•	Clearly indicate each type of risk against which you are hedging, the types of transactions or instruments that give rise to that risk, identify the instruments you use to hedge that risk and explain whether the hedges are being designated and accounted for as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations.

•	For cash flow hedges, clearly indicate the periods in which cash flows are expected to occur, when they are expected to enter into the determination of profit or loss, and a description of any forecast transaction for which hedge accounting has previously been used but which is no longer expected to occur.

•	For fair valued hedges, as applicable, disclose how you account for the gain or loss from remeasuring the hedging instrument at fair value or the foreign currency component of its carrying amount remeasured in accordance with IAS 21. If the amounts are not recognized in your income statements, please advise us.

•	Similarly, as applicable for fair value hedges, disclose how you account for any gains or losses on the hedged item attributable to the hedged risk. If that gain or loss did not adjust the carrying value of the hedged item and was not recognized in the income statement, please advise us.

Details of the types of risk being hedged, the reasons these risks arise and how we hedge them are set out on page 97. We have also detailed how we account for the hedging instruments in Note 2 Accounting Policies, (page 79). However, we accept the Staff’s comment and will revise the wording of the first sentence on Page 97 under “Foreign Exchange Exposures” in future filings as follows:

“The Group uses forward foreign exchange contracts to hedge third party and intercompany trading cash flows for between 50% and 90% of forecast foreign currency inventory purchases for up to one year”.

We believe that we do give details of the periods in which cash flows relating to cash flow hedges are expected to occur on page 97 (within 12 months). We have also detailed the policy for when they will enter into the determination of profit and loss (page 79) but accept this could be clearer and will revise the wording on Page 97 under “Foreign Exchange Exposures” (after the sentence detailed above) in future filings as follows:

“The cash flows relating to cash flow hedges are expected to occur within twelve months of inception and the profits and losses on the hedges are expected to enter into the determination of profit within a further twelve month period”.

There were no material forecast transactions for which hedge accounting had previously been used but which were no longer expected to occur.

The Group does not have any fair value hedges.

24.	Please disclose, consistent with paragraph 26 of IFRS 7, the methods and assumptions applied in determining fair values.

We set out in Note 38 - New IFRS Accounting Standards, page 121, that the Group will not adopt IFRS7 until the financial year commencing 1 January 2007 (as allowed by paragraph IFRS 7 paragraph 43).

However, given the Staff’s comment we will include the following disclosure in future filings:

“For cash and cash equivalents which have a maturity of less than three months the book values approximate the fair values because of their short-term nature. Borrowings are carried in the balance sheet at amortised cost. For currency and interest rate derivatives fair values represent the estimated amount the Group would pay or receive if the transaction was terminated. These are wholly calculated using standard market calculation conventions with reference to the relevant published closing interest rates and spot and forward exchange rates taken from an active market.”

25.	Please provide the disclosures required by paragraphs 40 – 41 of IFRS 7 related to market risk sensitivity, or tell us why you are not required to provide this information.

As stated in our response to comment 24, the Group will only adopt IFRS7 in the financial year commencing 1 January 2007.

Currently we give a sensitivity analysis in the section “Exchange and Interest Rate Risk and Financial Instruments” (on pages 45 and 46) in accordance with Item 11 of Form 20-F.

Note 39. Differences between IFRS and Accounting Principles Generally Accepted in the US, page 122

26.	Please tell us how you have complied with the requirements of Rule 5-02.22(1) of Regulation S-X which requires you to disclose the rate of interest, the date of maturity, contingencies and other information relating to your long-term debt. Otherwise, confirm that you will provide the information in future filings.

Information relating to the Group’s long-term debt is included in Note 20 and Note 21 of the Notes to the Group Accounts: pages 94, 95 and 98.

We accept the Staff’s comment and will provide a fuller description in accordance with the requirements of Rule 5-02.22(1) of Regulation S-X in future filings.

- Goodwill and Other Intangible Assets, page 122

27.	Please tell us and revise future filings to disclose how your accounting under U.S. GAAP differs from your accounting under IFRS as adopted by the European Union for the accounting and measurement of impairment of goodwill and long-lived assets. Within your discussion, please explain why you did not present a reconciling item to reflect any differences that existed.

In light of the Staff’s comments, in future filings the Group will include the paragraph below in Note 39 of the Notes to the Group Accounts (page 123) to explain the different methodology for testing goodwill and intangible assets for impairment under IFRS and US GAAP:

“Under IFRS, goodwill is allocated to a cash-generating unit (CGU) and any impairment is measured by comparing the carrying amount of the CGU to the recoverable amount of the CGU. Under US GAAP, goodwill is assessed at a reporting unit level (equivalent to the CGU for the Group’s purposes) and the Group applies a two-step impairment method: (a) the carrying amount of the reporting unit is compared to its fair value; (b) if (a) indicates an impairment, then this is measured by comparing the implied fair value of the goodwill within that reporting unit with the carrying amount of that goodwill.

Under IFRS, other intangible assets subject to amortisation are tested for impairment by comparing the carrying amount of the asset (or asset group) to its recoverable amount. Under US GAAP, the Group applies a two-step impairment method: (a) the carrying amount of the asset (or asset group) is compared to the undiscounted cash flows expected to result from the use and eventual disposal of the asset; (b) if (a) indicates an impairment this is measured by comparing the carrying amount of the asset (or asset group) to it’s fair value.”

There was no reconciling item resulting from the different methodology for testing either goodwill or intangible assets for impairment under IFRS and US GAAP. A reconciling item was presented, however, for the impairment of assets recognised under US GAAP that were not separately identified apart from goodwill under IFRS (arising from business combinations that were not restated under the transition rules permitted by IFRS 1). No impairment was recognised under IFRS as goodwill was assessed for impairment at the CGU level where cash flow forecasts supported its carrying value.

This impairment was calculated using the two-step impairment test required by US GAAP. The Group has explained this reconciling item at the bottom of page 128 and has identified this impairment as a separate line: “Impairment of intangible assets”, in the reconciliation of profit for the financial year under IFRS to US GAAP on page 125. The adjustment is included in the line “Amortisation and Impairment” in the reconciliation of equity under IFRS to US GAAP on page 128.

Note 51. First Adoption of International Financial Reporting Standards, page 143

- Business Combinations, page 143

28.	Please tell us and revise future filings to disclose if you tested goodwill for impairment at the date of transition to IFRS as adopted by the European Union under IAS 36. Refer to the guidance in paragraph B2(g)(iii) of Appendix B to IFRS 1.

The Group has performed an impairment test for goodwill as at the date of transition to IFRS of 1 January 2003. This test indicates that there was no impairment of goodwill under IFRS at that date.

The Group acknowledges that additional disclosure to this effect should have been included in the financial statements but that its omission did not materially affect the users of the accounts.

Share-based payments, page 145

29.	Please revise future filings to include the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments to which IFRS 2 has not applied, such as equity instruments granted on or before November 7, 2002. Refer to the guidance in paragraph 25B of IFRS 1 and paragraph 56 of IFRS 2.

As explained on page 146 the Group has applied IFRS2 to all grants of equity instruments. The disclosures required by paragraphs 44 and 45 of IFRS 2 are given on page 106 for all share options.

Parent Company Auditors’ Report, page 134

30.	We note the parent company information you presented on pages 134 through 143 of the filing. Tell us whether you are required to provide condensed parent-company-only financial statements pursuant to Rule 5-04 of Regulation S-X and, if so, please explain how this information complies with that requirement. We note, for example, that you did not provide statements of operations for the parent company. Otherwise, explain to us why the condensed parent-company-only financial statements pursuant to Rule 5-04 of Regulation S-X are not required and your reasons for including this information.

The parent company information provided in the Annual Report is included to comply with UK law and is not provided pursuant to Rule 5-04(c) “Schedule I – Condensed financial information of registrant” since the consolidated subsidiaries do not have restricted net assets exceeding 25% of consolidated net assets.

The Group is required to send financial statements to its shareholders to satisfy UK Companies Act 1985 (‘CA85’) requirements. CA85, s238 requires that “A copy of the company’s annual accounts, together with a copy of the directors’ report for that financial year and of the auditors’ report on those accounts, shall be sent to (a) every member of the company, (b) every holder of the company’s debentures, and (c) every person who is entitled to receive notice of general meetings.” These accounts must include group accounts in addition to the company’s annual accounts as CA85, s240(2) requires “A company which is required to prepare group accounts for a financial year shall not publish its statutory individual accounts for that year without also publishing with them its statutory group accounts.”

As the Group provides a single document to shareholders that combines its Annual Report with the Form 20-F, this information is included therein. However, information on these pages is excluded from Item 18 of Form 20-F as shown in the “Cross Reference to Form 20-F” table shown on page 176.

31.	We note the parent company information you presented on pages 134 through 143 of the filing.

•	In light of the separate audit report on page 134 and the location of the parent company information between Note 39 and Note 51, both of which relate to the audited financial statements of the group, tell us whether the parent company information is also covered by the audit report included on page 71 of the filing and, if so, explain how the inclusion of UK GAAP parent financial information as part of your group financial statements is consistent with IFRS as adopted by the European Union. Cite the applicable guidance.

•	Clarify for us whether the parent company financial information included on pages 134 through 143 have been audited in accordance with the standards of the PCAOB (US). If not, tell us how you have complied with Rule 2-02(b) of Regulation S-X in presenting this information in your filing.

•	Describe to us the content and purpose of the Remuneration Report referred to in the auditors’ report, and tell us where that report is presented in the filing.

•	Tell us how you have complied with the requirements of Form 20-F and Article 2 of Regulation S-X in presenting as part of your consolidated financial statements, these parent-only company accounts which appear to be audited in accordance with International Standards on Auditing (UK and Ireland), are prepared in accordance with UK GAAP, and include a true and fair view audit opinion. See also the International Reporting and Disclosure Issues in the Division of Corporation Finance outline posted on our website at

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214.

The parent company accounts are not covered by the Independent Auditors’ US Report on page 71 of the financial statements, but are instead covered by the separate Parent Company Auditors’ Report on page 134.

The Group proposes to present the parent company accounts as more obviously separate from the Group Accounts in future filings by presenting them after all the notes relating to the Group and recommencing note numbers for notes relating to the individual accounts.

The auditors’ UK report on page 70 of the financial statements refers to the “Remuneration Report” that is presented on pages 58 to 67 of the 2005 Annual Report. This report presents the information required by CA85, Schedule 4 “Disclosure of Information: Emoluments and Other Benefits of Directors and Others”, LR9.8.8 of the United Kingdom Listing Authority listing rules and Items 6B and 6E of Form 20-F.

Given the Group’s response to comment 30, there is no requirement for the parent company financial information to be audited in accordance with the standards of the PCAOB.

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Clifford K Lomax, with comments or questions.

Yours sincerely

Cliff K Lomax

Group Financial Controller

DD +44 (0)20 7960 2238